                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                     to
                               --------------------  --------------------

Commission file number:         33-34124
                        -------------------------------------------------


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Santa Monica Bank 401(k) Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Santa Monica Bank
                               1251 Fourth Street
                                  P.O. Box 1320
                         Santa Monica, California 90406

                          SANTA MONICA BANK 401(k) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1996 AND 1995




                                TABLE OF CONTENTS




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996 and 1995

      Statement of Changes in Net Assets Available for Plan
      Benefits, with Fund Information for the Year Ended
      December 31, 1996


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULES:

Schedule I:  Item 27a - Schedule of Assets Held for Investment
             Purposes as of December 31, 1996

Schedule II: Item 27d - Schedule of Reportable Transactions for
             the Year Ended December 31, 1996

                           [ARTHUR ANDERSEN LLP LOGO]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Profit Sharing Retirement Committee of
  Santa Monica Bank:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the SANTA MONICA BANK 401(K) PLAN (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits with fund information and supplemental schedules for the year ended December 31, 1996, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP

Los Angeles, California
June 30, 1997

                          SANTA MONICA BANK 401(k) PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996





                                                                         PARTICIPANT DIRECTED
                                          ----------------------------------------------------------------------------
                                          WELLS FARGO       WESTCORE        INVESCO
                                             STABLE       INTERMEDIATE       SELECT     WELLS FARGO        STRONG
                                           ASSET FUND    TERM BOND FUND   INCOME FUND   S&P 500 FUND   OPPORTUNITY FUND
                                          -----------    --------------   -----------   ------------   ----------------

ASSETS:

Investments at Fair Value:
   Cash and cash equivalents                $   --          $   --          $   --          $   --        $   --
   Common stock                                 --              --              --              --            --
   Common/collective trusts                   38,887            --              --           125,002          --
   Registered investment companies              --            65,341          50,121            --         221,499
                                            --------        --------        --------        --------      --------
          Total investments                   38,887          65,341          50,121         125,002       221,499
                                            --------        --------        --------        --------      --------
Employer contributions receivable               --              --              --              --            --
                                            --------        --------        --------        --------      --------
TOTAL ASSETS                                  38,887          65,341          50,121         125,002       221,499
                                            --------        --------        --------        --------      --------
LIABILITIES:

Excess contributions                             764           4,077           1,191           7,808         8,176
                                            --------        --------        --------        --------      --------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, as of December 31, 1996        $ 38,123        $ 61,264        $ 48,930        $117,194      $213,323
                                            ========        ========        ========        ========      ========



                                                                            NON-
                                                                        PARTICIPANT
                                              PARTICIPANT DIRECTED        DIRECTED
                                           --------------------------   ------------
                                           STRONG TOTAL  SANTA MONICA   SANTA MONICA
                                            RETURN FUND   BANK STOCK      BANK STOCK        TOTAL
                                           ------------  ------------   ------------       --------

ASSETS:

Investments at Fair Value:
   Cash and cash equivalents                  $   --       $    113        $   --          $    113
   Common stock                                   --         56,839            --            56,839
   Common/collective trusts                       --           --              --           163,889
   Registered investment companies              49,358         --              --           386,319
                                              --------     --------        --------        --------
          Total investments                     49,358       56,952            --           607,160
                                              --------     --------        --------        --------
Employer contributions receivable                 --           --           157,768         157,768
                                              --------     --------        --------        --------
TOTAL ASSETS                                    49,358       56,952         157,768         764,928
                                              --------     --------        --------        --------
LIABILITIES:

Excess contributions                             2,682        3,155          27,519          55,372
                                              --------     --------        --------        --------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, as of December 31, 1996          $ 46,676     $ 53,797        $130,249        $709,556
                                              ========     ========        ========        ========


    The accompanying notes are an integral part of this financial statement.

                          SANTA MONICA BANK 401(k) PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995




                                                                     PARTICIPANT DIRECTED
                                       -------------------------------------------------------------------------------
                                                    WESTCORE      INVESCO                      STRONG
                                       BANKERS    INTERMEDIATE     SELECT       EQUITY      OPPORTUNITY   STRONG TOTAL
                                       GIC FUND  TERM BOND FUND  INCOME FUND  INDEX FUND        FUND       RETURN FUND      TOTAL
                                       --------  --------------  -----------  ----------    -----------   ------------    --------

ASSETS:

Investments at Fair Value:
   Common/collective trusts            $ 34,540     $   --        $   --       $ 23,232       $   --         $   --       $ 57,772
   Registered investment companies         --         18,096        16,003         --           38,059          9,763       81,921

TOTAL ASSETS                             34,540       18,096        16,003       23,232         38,059          9,763      139,693
                                       --------     --------      --------     --------       --------       --------     --------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, as of December 31, 1995   $ 34,540     $ 18,096      $ 16,003     $ 23,232       $ 38,059       $  9,763     $139,693
                                       ========     ========      ========     ========       ========       ========     ========


    The accompanying notes are an integral part of this financial statement.

                          SANTA MONICA BANK 401(k) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                              PARTICIPANT DIRECTED
                                               ----------------------------------------------------------------------------
                                               Wells Fargo       Westcore        INVESCO
                                                  Stable       Intermediate       Select     Wells Fargo        Strong
                                                Asset Fund    Term Bond Fund   Income Fund   S&P 500 Fund  Opportunity Fund
                                               -----------    --------------   -----------   -----------   ----------------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning of year            $  34,540        $  18,096        $  16,003    $  23,232        $  38,059

ADDITIONS:
   Employee contributions                         23,427           48,067           42,162       82,005          152,784
   Employer contributions                           --               --               --           --               --
                                               ---------        ---------        ---------    ---------        ---------
         Total contributions                      23,427           48,067           42,162       82,005          152,784
                                               ---------        ---------        ---------    ---------        ---------
   Investment Income:
      Dividends                                    1,415            2,915            2,499         --             23,061
      Net appreciation (depreciation) in
         fair value of investments                  --               (335)            (209)      16,047            2,923
                                               ---------        ---------        ---------    ---------        ---------
          Total investment income                  1,415            2,580            2,290       16,047           25,984
                                               ---------        ---------        ---------    ---------        ---------
          Total additions                         24,842           50,647           44,452       98,052          178,768
                                               ---------        ---------        ---------    ---------        ---------

DEDUCTIONS:
   Benefits paid to participants                    --             (4,276)          (1,942)         (47)          (3,038)
   Excess contributions                             (764)          (4,077)          (1,191)      (7,808)          (8,176)
                                               ---------        ---------        ---------    ---------        ---------
          Total deductions                          (764)          (8,353)          (3,133)      (7,855)         (11,214)

NET INTERFUND TRANSFERS                          (20,495)             874           (8,392)       3,765            7,710
                                               ---------        ---------        ---------    ---------        ---------
NET INCREASE                                       3,583           43,168           32,927       93,962          175,264
                                               ---------        ---------        ---------    ---------        ---------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                       $  38,123        $  61,264        $  48,930    $ 117,194        $ 213,323
                                               =========        =========        =========    =========        =========


                                                                                NON-
                                                                            PARTICIPANT
                                                  PARTICIPANT DIRECTED        DIRECTED
                                               --------------------------   ------------

                                               Strong Total  Santa Monica   Santa Monica
                                                Return Fund   Bank Stock      Bank Stock        Total
                                                -----------  ------------   ------------        -----
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning of year              $   9,763     $    --       $    --          $ 139,693

ADDITIONS:
   Employee contributions                           35,455        32,111          --            416,011
   Employer contributions                             --            --         157,768          157,768
                                                 ---------     ---------     ---------        ---------
         Total contributions                        35,455        32,111       157,768          573,779
                                                 ---------     ---------     ---------        ---------
   Investment Income:
      Dividends                                      8,194           259          --             38,343
      Net appreciation (depreciation) in
         fair value of investments                  (3,539)       10,783          --             25,670
                                                 ---------     ---------     ---------        ---------
          Total investment income                    4,655        11,042          --             64,013
                                                 ---------     ---------     ---------        ---------
          Total additions                           40,110        43,153       157,768          637,792
                                                 ---------     ---------     ---------        ---------

DEDUCTIONS:
   Benefits paid to participants                    (2,725)         (529)         --            (12,557)
   Excess contributions                             (2,682)       (3,155)      (27,519)         (55,372)
                                                 ---------     ---------     ---------        ---------
          Total deductions                          (5,407)       (3,684)      (27,519)         (67,929)

NET INTERFUND TRANSFERS                              2,210        14,328          --               --
                                                 ---------     ---------     ---------        ---------
NET INCREASE                                        36,913        53,797       130,249          569,863
                                                 ---------     ---------     ---------        ---------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                         $  46,676     $  53,797     $ 130,249        $ 709,556
                                                 =========     =========     =========        =========


    The accompanying notes are an integral part of this financial statement.

                          SANTA MONICA BANK 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS


                           DECEMBER 31, 1996 AND 1995







1.    PLAN DESCRIPTION

The following description of the Santa Monica Bank 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

      General

      Effective September 1, 1995, Santa Monica Bank (the Bank) established the Plan as a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. All employees of the Bank who have completed one year of service, as defined by the Plan, are eligible to participate. Employees who are "leased employees" as defined in the IRC may not participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA), as amended.

      Plan Administration

      Wells Fargo Bank N.A. (the Trustee), formerly First Interstate Bank of California, is the record keeper and trustee of the Plan. The Bank is the plan administrator.

      Contributions

      Employees may defer up to fifteen percent of their before-tax compensation subject to certain limitations. These employee contributions are normally made through payroll deductions which are remitted to the Plan on a bi-monthly basis.

      The Bank may also make discretionary matching and discretionary profit sharing contributions in amounts determined by the Board of Directors of the Bank. The Bank made a commitment for a matching contribution of $157,768 in 1996 but did not elect to make either of these contributions in 1995.

      Vesting

      Participants are always 100 percent vested in employee contributions and related earnings. The Bank's contributions and related earnings vest at 20 percent after three years of service and at the rate of an additional 20 percent per year for each succeeding year until 100 percent vested.

      Forfeitures

      At December 31, 1996 forfeited matching contributions totaled approximately $5,700. There were no forfeited amounts at December 31, 1995. Forfeited matching contributions are applied to reduce matching contributions for the year. Any forfeited profit sharing Bank contributions are allocated among all participants who are employees at year-end, pro rata, based on eligible earnings for the plan year or are applied to restore forfeited amounts to the plan accounts of participants who are rehired within 5 years.

      Benefits

      Upon termination of service including death, disability, or retirement, a participant fully vests in any previously unvested amounts. The participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

      Allocations to Participant's Accounts

      Gains and losses and investment income are posted to each participant's individual investment fund based on each fund's earnings performance percentage return as published monthly by the Trustee.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Valuation of Investments

      Investments are stated at fair value as of the plan's year-end. Realized and unrealized gains or losses are recorded as "net appreciation / depreciation of investments" in the statement of changes in net assets available for plan benefits.

      Realized and unrealized gains and losses are based on the difference between the market value of the assets at the beginning of the plan year or at the time of purchase for assets purchased during the plan year and the market value of those assets at the end of the year.

      Dividends

      Dividends are recorded as income when earned.

      Administrative Expenses

      Administrative expenses including Trustee and recordkeeping fees are paid for by the Bank. For the year ended December 31, 1996 Plan expenses paid for by the Bank totaled approximately $6,000.

3.    INVESTMENT OPTIONS

At December 31, 1996, the majority of the Plan's assets were invested in participant-directed mutual funds administered by the Trustee. Under the investment arrangement, investments are directed among seven investment options. A description of each fund is as follows:

      Wells Fargo Stable Asset Fund

      Previously Bankers GIC Fund, this fund seeks to provide stability of principal and relatively high current income by investing primarily in investment contracts of selected insurance companies and banks. The yield on investment contracts is more stable than most fixed income funds, but will fluctuate with market interest rates.

      Westcore Intermediate-Term Bond Fund

      This fund seeks to provide current income with relatively small volatility of principal. This is achieved through investments in high-quality corporate and government bonds with intermediate maturities between three and six years. The value of shares will fluctuate with market rates.

      INVESCO Select Income Fund

      This fund seeks a high level of current income by investing primarily in government and corporate bonds and other debt securities. The price of bonds will fluctuate with market conditions.

      Wells Fargo S&P 500 Fund

      Previously Equity Index Fund, this fund seeks to provide capital growth and current income that closely corresponds to the total return of the Standard and Poor's 500 Stock Index (S&P 500). This portfolio offers broad diversification among issues and sectors.

      Strong Opportunity Fund

      This fund seeks capital growth by investing primarily in equity securities of small and medium sized companies. The fund is appropriate for investors who have a long-term investment horizon. Stocks require a long investment period because their high historical returns relative to other types of investments have been accomplished by greater price fluctuations.

      Strong Total Return Fund

      This fund seeks a high total return by investing for capital growth and income. The Fund invests primarily in common stocks, corporate bonds and debentures, and money market instruments.

      Santa Monica Bank Stock

      Effective January 1, 1996, this fund was added as an investment option. Contributions to this fund are used solely to purchase shares of the Bank's Common Stock. Also, the Plan was amended effective January 1, 1996 to invest all matching contributions into the fund.

4.    TAX STATUS

Subsequent to year end, the Internal Revenue Service issued a determination letter dated January 23, 1997 stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1996 and 1995.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6.    RECONCILIATION TO FORM 5500

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1996 and 1995:

                                                                               Net Assets Available
                                              Benefits                           for Plan Benefits
                                             Payable to       Benefits      ---------------------------
                                            Participants        Paid            1996           1995
                                            ------------    ------------    ------------   ------------
Per financial statements                     $    --         $  12,557       $ 709,556      $ 139,693
1996 Employer contributions receivable            --              --          (157,768)          --
1996 Excess contributions                         --              --            55,372           --
                                            ------------    ------------    ------------   ------------
Per Form 5500                                $    --         $  12,557       $ 607,160      $ 139,693
                                            ============    ============    ============   ============

                                                                      SCHEDULE I

                          SANTA MONICA BANK 401(K) PLAN

                                 EIN #95-1191910
                                    PLAN #002

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1996




Identify of Issuer,
Borrower, Lessor, or
   Similar Party              Description of Investment        Cost        Value
--------------------      -------------------------------   ----------  ----------
* Wells Fargo             Stable Asset Fund
                          Guaranteed Investment Contracts    $ 38,887    $ 38,887

* Santa Monica Bank       Corporate Common Stock               46,106      56,839

* Wells Fargo             S&P 500 Stock
                          Mutual Fund                         107,509     125,002

  INVESCO                 Select Income
                          Mutual Fund                          49,848      50,121

* Santa Monica Bank       Stock Liquidity
                          Mutual Fund                             113         113

  Strong                  Opportunity
                          Mutual Fund                         219,409     221,499

  Strong                  Total Return
                          Mutual Fund                          53,221      49,358

  Westcore                Intermediate-Term Bond
                          Mutual Fund                          65,477      65,341
                                                             --------    --------
    Total investments                                        $580,570    $607,160
                                                             ========    ========

*  Indicates a party-in-interest

                                                                     SCHEDULE II

                          SANTA MONICA BANK 401(K) PLAN

                                 EIN #95-1191910
                                    PLAN #002

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                          Current
                                                                                          Value of
                                                                               Cost       Asset on          Net
                                                   Purchase     Selling         of       Transaction      Gain or
Identity of Party          Description of Assets    Price        Price         Asset        Date           Loss
------------------------------------------------------------------------------------------------------------------
 Wells Fargo Bank
  Stable Asset Fund
                           Guaranteed Investment
                             Contracts
                              39 Acquisitions     $  32,579                               $  32,579       $  -
                               7 Dispositions                    $28,232      $28,232                        -

 Westcore
  Intermediate-Term Bond
                           Mutual Fund
                             44 Acquisitions         57,033                                  57,033          -
                             13 Dispositions                       9,453        9,483                         (30)

 INVESCO
  Select Income
                           Mutual Fund
                             43 Acquisitions         45,291                                  45,291          -
                             14 Acquisitions         10,965       11,189                       (224)

 Wells Fargo Bank
  S&P 500 Stock
                           Mutual Fund
                             35 Acquisitions        173,591                                 173,591          -
                              5 Dispositions                       1,683        2,118                        (435)

 Strong
  Opportunity Fund
                           Mutual Fund
                             39 Acquisitions        193,546                                 193,546          -
                              9 Dispositions                      13,029       12,333                         696

 Strong
  Total Return Fund
                           Mutual Fund
                             33 Acquisitions         47,018                                  47,018          -
                              8 Dispositions                       3,884        3,668                         216

 Santa Monica Bank
  Stock Liquidity
                             31 Acquisitions         46,698                                  46,698          -
                              9 Dispositions                      46,585       46,585                        -

 Santa Monica Bank
  Common Stock
                           Corporate Stock
                              8 Acquisitions         46,585                                  46,585          -
                              1 Disposition                          529          479                          50

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       SANTA MONICA BANK 401(k)




                                       By /s/ Dario Quiroga
                                       -------------------------------------
                                          Dario Quiroga
                                          Senior Vice President and
                                          Chief Financial Officer


Date: July 14, 1997